

Mail Stop 3561

November 22, 2017

Lisa Averbuch
Chief Executive Officer
Energy Conversion Services, Inc.
2724 Otter Creek Ct 101
Las Vegas, NV 89122

> **Re:** **Energy Conversion Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 27, 2017**
> **File No. 333-220935**

Dear Ms. Averbuch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Your registration statement makes several references to selling shareholders. However, your disclosure elsewhere, including your "Prospectus Summary" and "Use of Proceeds" disclosure, indicates that this is a primary offering and all proceeds from the sale of shares in this offering will be available for use by the company. Please revise to ensure your disclosure accurately and consistently reflects the nature of your offering.

Cover Page

2.   Your tabular disclosure on page 3 suggests that this offering has a minimum offering size of 500,000 shares. However, on page 8 you indicate that "[t]here is no minimum offering

amount" and no escrow has been established. Please revise your cover page to remove reference to a minimum offering amount, or advise.

Prospectus Summary

General

3.   Elsewhere in your registration statement you identify Gold Partners, Inc. as the sole shareholder, controlling 100% of the voting power of your issued and outstanding voting securities. Please revise your summary to describe the controlling interest of your sole shareholder and the interest of your chief executive officer in the same.

Our Company

4.   You indicate elsewhere in your registration statement that the company's auditors have issued a going concern opinion, the company has not generated any revenue, "implementation of [y]our business strategy is in a very early stage," and you "have not yet begun full scale operations." Accordingly, please revise your disclosure to ensure that the stage of your business development is clearly conveyed both here and throughout your prospectus. In doing so, state clearly whether your electricity conversion technology is fully developed and operational and whether you have entered into any power purchase agreements, rolled-out any generating sites, or received any royalty payments to date. For example, you state that your "electricity conversion technology's standard configuration resides in a 40' enclosure that produces up to 1 Megawatt of electricity." However, it does not appear you currently have any equipment. Please revise to make it clear that you do not currently have any equipment and that any description of such equipment is planned, and subject to financing and development.

5.   In the first paragraph under this heading you state "[t]hese are the customers of the company." It appears from disclosures elsewhere in your filing that your company is recently incepted and you do not yet have any customers. Please revise the disclosures throughout your filing to clarify whether you currently have any customers, and if appropriate, revise this statement to clarify that these are your target customers, but there is no guarantee that these will become your customers.

6.   In the third paragraph under this heading, you indicate that there may be no cost to you for the gas used to operate your equipment and instead the gas producer is paid a royalty on the electric revenue resulting from your equipment. Please revise these disclosures to clarify whether you currently have any customers who have signed contracts with these terms. If so, please describe to us in your response the terms of the existing contracts in more detail. If not, please revise these disclosures to clarify that you anticipate these will be the terms of your future contracts with customers, but that there is no guarantee you will be able to enter into contracts on these terms.

7. In the third paragraph under this heading, you indicate that for operational sites such as landfills, farms and waste water treatment facilities, you can provide electricity directly to the facility at a lower price than the facility is currently paying. Please revise your disclosure to better explain the anticipated terms for this type of contract, including how you anticipate pricing the electricity you would sell to the customer. Please also disclose the basis for your statement that you can provide such electricity at such cost savings, in light of the fact that you have not yet commenced operations.

Risk Factors

We have a very limited operation history…, page 7

8. Please enhance your risk factor to clearly state, if true, that you have not yet developed a proven product, are dependent upon additional financing for the development of any future products, and substantial additional development work will be required before you can generate revenues.

Use of Proceeds, page 11

9. You state under this heading that the offering expenses of any selling shareholders are not included in this table. You make a similar statement under Item 13 – Other Expenses of Issuance and Distribution on page II-1 that the issuer will pay all fees and expenses associated with this offering with the selling shareholders paying none of the expenses. Please tell us whether this offering is for shares newly issued by the company or whether this offering is for shares currently outstanding that are owned by selling shareholders. Please note that any shares sold by selling shareholders should be excluded from your discussion of proceeds of this offering as the selling shareholder rather than the company will receive the proceeds. Additionally, if this is a selling shareholder offering, you should clearly disclose in an appropriate location within your prospectus how the company will pay for the offering expenses given that it has yet to generate any revenue. Alternatively, if you are selling shares newly issued by the company, please revise this table to better clarify how you will pay the anticipated $18,237 of offering expenses, such as whether it is included in the line item captioned "Legal & Accounting," and how you will pay offering costs if your proceeds are less than $18,237.

10. Please revise your description of the planned use of proceeds, either here or in another appropriate location in your filing such as Management's Discussion and Analysis, to explain in more detail your plans for the company following this offering. For example, for the line title "Working Capital," explain in detail how the funds will be spent under each of the 25%, 50%, 75% and 100% scenarios in order to develop your technology and implement your plan of operations. Additionally, please populate the amount of proceeds allocated to working capital for the 75% scenario and the 100% scenario, as such amounts re currently blank.

Dilution, page 12

11.   Please present dilution as of the most recent balance sheet date included in your historical financial statements. This is currently August 31, 2017 rather than May 31, 2017.

12.   We note that your dilution table indicates that the shares sold in this offering will be newly issued shares. If this is a selling shareholder offering, please note that shares offered by selling shareholders will not increase the total number of shares outstanding, nor will they increase the company's net tangible book value since the company will not receive the related proceeds, and revise your disclosure accordingly.

Description of Business and Property, page 13

13.   Your business section disclosure does not provide meaningful information about how you intend to grow the business and overcome the stated obstacles you describe in your "Risk Factors" section, nor have you provided sufficient detail regarding how your proposed energy conversion technology/equipment will operate. Please revise your discussion of the company's business to provide a more complete overview of your business, including a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business. See Item 101 of Regulation S-K.

14.   On page 5 under the heading "Our Company" you state that you have the ability to create or purchase equipment to generate electricity from 250 kilowatts to 2 megawatts. Given that your company is recently incepted, you have not yet generated revenue, and your founder and sole employee does not appear to have previous experience with electricity generation, please revise the description of your business to better explain how you have the ability to create your own equipment and why you believe any created or purchased equipment will work as you have described it. This should include but not be limited to clarifying why you believe the equipment is already EPS certified and why you believe a normal installation would not require anything beyond a permit for installation. In doing so, please clearly disclose whether your founder has previous experience with this type of equipment, whether you anticipate contracting the work to others with previous experience with this type of equipment, and whether you have identified and plan to use a specific type of equipment that is already in use by other companies.

15.   Please provide the basis for your disclosure on page 14 that "each ECS electricity conversion unit generates approximately $60,000 in NET profit per month from the sale of the electricity to the local utility companies for the 5-20 year contract term," since you do not appear to currently have any electricity conversion equipment, any signed contracts for sale, nor have you generated any revenue to date, or eliminate such disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

16.   You make reference to a "Plan of Operation" but do not actually provide any corresponding disclosure under this heading. Please revise to provide details of your business plan for the next 12 months, including detailed milestones, the anticipated time frame of beginning and completing each milestone, the estimated expense associated with each milestone, the expected sources of funding, any material anticipated uses of proceeds from this offering, the anticipated timing of such uses, and whether and how you expect such uses to lead to future revenue. Explain how your business goals and objectives will change based on your ability or inability to raise additional capital.

        Your current disclosures on page 11 are not sufficiently detailed for an investor to understand the types of costs captured in each of the four identified categories of uses of proceeds or how these expenditures may further your business plan. For example, please better explain how you will obtain your electricity conversion equipment, including whether you expect to build it or to purchase it, whether you will hire employees to build it or whether you have identified a supplier to purchase it from, and the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. Also clarify whether your anticipated use of proceeds assumed you would install and operate any equipment for customers, and if so, the expected timing and costs of these activities based on the estimates presented in your use of proceeds table. As another example, since you discuss marketing and advertising on page 14, if you have a detailed plan for the timing and amount you will spend and how it will be spent, you should describe that. If you do not have specific plans at this point in time for how the proceeds will be used to further your business plan, please clearly state as such.

Results of Operations, page 16

17.   Please analyze your results of operations for all periods presented in your historical financial statements. Specifically, provide an analysis of results of operations for the 3 months ended August 31, 2017.

18.   In your analysis of results of operations for both the annual and interim periods, please briefly describe the professional expenses incurred. We note that this is your largest expense and it is unclear from your current disclosures what professional services you have obtained. If this represents compensation to your founder and sole employee, please clearly state as such.

Exhibit 5.1

19.   The company was incorporated in the State of Wyoming, yet the legal opinion is limited to the laws of the State of Washington.   Please note that counsel cannot provide the

requisite opinion by excluding the law of the relevant jurisdiction or indicating that she is not qualified to opine on that law. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 and have counsel revise its opinion accordingly.

20.   We note that the opinion letter states that, upon effectiveness, the shares of common stock registrable pursuant to the registration statement will be "duly and validly issued, duly authorized and fully paid and non-assessable." However, since those shares are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, it does not appear that all such shares will be issued and sold at the time of effectiveness. Refer to Section II.B.2.a of Staff Legal Bulletin No. 19 and have counsel revise its opinion accordingly.

21.   The introductory paragraph states that the opinion is being rendered "with respect to the registration of 3,000,000 shares for public sale of the Company's common stock… to be sold by the issuer." Yet, the opinion letter later opines as to shares held by selling shareholders. Please have counsel revise its opinion or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Elaine Dowling, Esq.
    EAD Law Group, LLC